December 18, 2017	W. Thomas Conner Shareholder* +1 212 407 7715 tconner@vedderprice.com *Attorney licensed to practice in DC, MA and VA; supervised by Vedder Price P.C. attorneys in the state of New York.

VIA EDGAR

Ms. Jennifer Gowetski
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549

Re:

GraniteShares Platinum Trust
Supplemental Response No. 2
Filed December 7, 2017
File No. 333-221325

Dear Ms. Gowetski:

On behalf of GraniteShares Platinum Trust (the “Trust” or the “Registrant”), this letter responds to the oral comment the staff of the Securities and Exchange Commission (the “Staff”) provided on December 12, 2017 to the above-referenced supplemental response No. 2.

1.

Comment: Please update the disclosure in the prospectus regarding the World Platinum Investment Council’s (“WPIC”) agreement with GraniteShares Inc. to more clearly delineate the structure of the payment by GraniteShares Inc. to WPIC.

Response: The Registrant has updated the disclosure in the prospectus as follows:

GraniteShares Inc., the Sponsor’s parent company, has entered into an agreement with the World Platinum Investment Council (“WPIC”), under which GraniteShares Inc., from payments it receives from the Sponsor, will make payments to WPIC based on an amount calculated as a percentage of the Sponsor’s fee in return for assistance given for the cost of the development, launch and marketing of the Trust. Under the agreement, WPIC will also provide educational services generally to potential investors regarding investing in platinum. WPIC will not directly promote investment in the Trust.

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If you have any questions regarding this letter, please call W. Thomas Conner at (212) 407-7715.

Very truly yours,

/s/ W. Thomas Conner

W. Thomas Conner

Shareholder*

WTC

cc:

William Rhind
Benoit Autier
Paul Cline
Robert Telewicz
Stacie Gorman